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JONATHAN A. VAN HORN
(612) 492-6134
FAX (612) 340-7800
van.horn.jonathan@dorsey.com
December 20, 2005
VIA FACSIMILE, OVERNIGHT DELIVERY AND EDGAR
Ms. Celeste M. Murphy
Special Counsel
Office of Mergers and Acquisitions
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Placer Dome Inc. Schedule TO-T filed by Barrick Gold Corporation on November 10, 2005 File No. 005-52643
     Dear Ms. Murphy:
     This letter contains the responses of our client, Goldcorp Inc. (“Goldcorp”), to the comments contained in your letter, dated December 9, 2005 (the “Comment Letter”), to Paul Stein of Cassels Brock & Blackwell LLP, regarding the tender offer by Barrick Gold Corporation (“Barrick”) for all of the outstanding common shares of Placer Dome Inc. (“Placer”). Each numbered comment of the comment letter has been reproduced below, followed by Goldcorp’s response.
1.	Comment: We note that Goldcorp played a significant role in initiating, structuring, and negotiating the tender offer with Barrick Gold Corporation, appears to have some control over some offers of the terms of the tender offer, including, but not limited to any potential increase in offer price, will own assets of the target company, Placer Dome, in the tender offer, and is providing financing for the proposed transaction. Please provide a detailed analysis and background of the offer including the Bid Support and Purchase Agreement explaining why Goldcorp has not been identified as a bidder on Barrick Gold’s Forms 425 or has not separately filed Schedules TO-T. For a list of factors to be considered in determining the bidders in a tender offer, see the section entitled “Identifying the Bidder in a Tender Offer” in the Division of Corporation Finance’s Current Issues Outline, dated November 14, 2000, available on our website at www.sec.gov. In this regard, please also note that the definition of bidder in Rule 14d-1(g)(2) includes any person “on whose behalf a tender offer is made. . . .” In the alternative, add Goldcorp to an amended Schedule TO-T promptly, advise us of your intentions with regard to actual dissemination of such amendment to Placer Dome security holders, and proceed with your Forms 425 filings by adding Goldcorp as a bidder in this tender offer. Please inform us what consideration has been given to whether the addition of Goldcorp as a bidder will constitute a material change to the tender offer materials. When preparing your
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Celeste M. Murphy
December 20, 2005

response, please discuss the applicability of the requirements under Rule 14d-4(d)(2) and the number of business days that would need to remain in the offer if Goldcorp is added as a bidder. Advise us of your intentions with regard to actual dissemination of such material amendment in the form of a supplement to Placer Dome security holders.
     Response: We have reviewed the particular facts and circumstances of Barrick’s tender offer for all of the common shares of Placer (the “Barrick Offer”) and the terms of the Bid Support and Purchase Agreement, dated October 30, 2005, between Barrick and Goldcorp (the “Agreement”) pursuant to which Goldcorp may purchase certain assets of Placer (the “Assets”) in the event that Barrick successfully acquires all of the outstanding shares of Placer in the Barrick Offer. We have also reviewed the definition of the term “bidder” under Rule 14d-1(g)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the guidance contained in Section II.D.2 of the Division of Corporation Finance’s Current Issues Outline.
     Goldcorp will not acquire any shares of Placer in the Barrick Offer, will not pay any consideration to Placer shareholders who tender shares in the Barrick Offer and does not and will not control the terms of the Barrick Offer. The Agreement describes a contingent sale of assets. The Agreement does not obligate Goldcorp to bid or pay for any Placer securities and it does not confer on Goldcorp any control over the Barrick Offer. The Agreement simply provides Goldcorp with the conditional right to purchase the Assets from Barrick upon the satisfaction of certain closing conditions (including Barrick’s acquisition of all of Placer’s outstanding shares under the Barrick Offer) and provides Barrick with the conditional right to sell the Assets to Goldcorp, again subject to the satisfaction of certain closing conditions (including Barrick’s acquisition of all of Placer’s outstanding shares under the Barrick Offer).
     We respectfully conclude that Goldcorp is not a bidder under Exchange Act Rule 14d-1(g)(2) in the Barrick Offer because Goldcorp is not the person making the Barrick Offer, nor is the Barrick Offer being made on Goldcorp’s behalf. In analyzing this matter under the framework described in the Current Issues Outline, we considered the following factors:
•	Goldcorp did not play a significant role in initiating, structuring and negotiating the Barrick Offer.
     As described in the chronology included below, Goldcorp and Barrick did not collaborate in the structuring or initiation of the Barrick Offer. The concept of making an offer for Placer and selling its Canadian assets and certain other assets to Goldcorp was exclusively conceived by Barrick. Goldcorp and Barrick held preliminary discussions about various transaction structures, including a joint acquisition of Placer. However, the “joint acquisition” discussions were high level business discussions and the concept of a formal joint acquisition legal structure was abandoned at an early stage. Upon the commencement of substantive negotiations in early October 2005, negotiations between Goldcorp and Barrick were limited to a transaction involving a bid by Barrick alone for Placer and the purchase by Goldcorp of certain assets from Placer in the event that the Barrick Offer was successfully completed.

Celeste M. Murphy
December 20, 2005

     To assist the Staff in analyzing Goldcorp’s role in initiating, structuring and negotiating the Barrick Offer, we have provided the following detailed chronology of the interactions between Goldcorp and Barrick leading up to the announcement of the Barrick Offer:

➢	Goldcorp’s first communication relating to a potential transaction involving Placer occurred on August 22, 2005, when a representative of Barrick contacted a representative of Goldcorp to discuss the possibility of Goldcorp participating with Barrick in the acquisition of Placer.

➢	On August 24, 2005, Goldcorp’s Chief Executive Officer met with representatives of Barrick to discuss a potential transaction involving Placer assets.

➢	On September 1, 2005, Barrick forwarded numerous models of the Placer assets to Goldcorp.

➢	On September 2, 2005, Goldcorp’s Chief Executive Officer and Chief Financial Officer received descriptions of potential transaction alternatives from Barrick. These alternatives included (i) a joint bid for Placer by Barrick and Goldcorp and (ii) a bid by Barrick for Placer and the subsequent sale of certain Placer assets to Goldcorp. However, at this early stage Barrick advised Goldcorp that preliminary tax advice received by Barrick indicated that a joint bid by Goldcorp and Barrick would have serious negative tax implications that would make a joint bid unfeasible. As an alternative to a joint bid, Barrick described a structure that involved the offer being made by one party and the sale of assets by such party to the other party for cash.

➢	On September 5, 2005, representatives of Barrick and Goldcorp discussed the joint bid alternative and, in particular, issues related to proceeding with such a joint bid.

➢	On September 9, 2005, Goldcorp’s Chief Executive Officer first disclosed a potential transaction involving Placer to the Goldcorp Board of Directors and to certain members of Goldcorp’s senior management. In the e-mail to Board members and senior management, it is explained that Goldcorp would acquire certain assets of Placer for approximately $1.1 billion in cash and that Barrick would acquire the balance of the assets of Placer in exchange for shares of Barrick. In the communication, Goldcorp’s Chief Executive Officer indicated that the transaction structure was under discussion and that Goldcorp’s preferred structure was to purchase certain assets of Placer from Barrick following the completion of a bid by Barrick for Placer.

➢	On September 14, 2005, following a meeting of Barrick’s Board of Directors, representatives of Barrick contacted Goldcorp’s Chief Executive Officer and advised him that Barrick no longer intended to proceed with Goldcorp in a transaction involving Placer.

Celeste M. Murphy
December 20, 2005

➢	On September 28, 2005, a representative of Barrick contacted Goldcorp’s Chief Executive Officer and advised him that a potential transaction involving Placer was again under consideration.

➢	On October 3, 2005, representatives of Barrick contacted Goldcorp’s Chief Executive Officer to resume discussions on a potential transaction involving Placer. Following the re-commencement of discussions, at no time did Goldcorp contemplate that the transaction would proceed by way of a joint bid structure.

➢	On October 6, 2005, representatives of Barrick forwarded to representatives of Goldcorp the first draft of a confidentiality agreement to be entered into between the parties. For the purposes of the confidentiality agreement, Goldcorp is identified as being the “Recipient” and Barrick is identified as being the “Company”. The first recital of the confidentiality agreement states:
WHEREAS the Recipient is interested in reviewing confidential and proprietary data and information of the Company for the purpose of evaluating the possibility of acquiring the interests of a Canadian public company discussed between the parties (“Target”) in its Canadian assets and such other assets as the party may agree (collectively, the “Relevant Assets”) (the “Transaction”) following a transaction by which the Company would acquire control of Target (the “Permitted Use”).
The confidentiality agreement was drafted by Barrick and clearly contemplates the acquisition of assets by Goldcorp following the acquisition of control of Placer by Barrick. As a result of the position taken by Barrick concerning the structure of the transaction, it was not necessary for Goldcorp to negotiate a transaction structure which did not involve a joint bid by Barrick and Goldcorp.
➢	On October 7, 2005, a representative of Barrick forwarded to Goldcorp for the first time a draft term sheet prepared by Barrick outlining Barrick’s proposal for a transaction involving Placer. The lead paragraph of the term sheet states:
It is intended that Barrick and/or its wholly-owned subsidiary (“Bidco”) will make an unsolicited offer (the “Bid”) to acquire all of the outstanding shares of a Canadian public company discussed between the parties (“Target”). After completion of the Bid, Barrick intends to complete a second stage transaction to acquire 100% ownership of Target. Goldcorp will agree to acquire certain assets of Target, as more specifically described in this term sheet.
Similar to the confidentiality agreement described above, the term sheet was drafted by Barrick and contemplates the acquisition of assets by Goldcorp following the acquisition of control of Placer by Barrick. The term sheet contained the following

Celeste M. Murphy
December 20, 2005

proposed transaction terms: the purchase price to be paid by Goldcorp for the assets which it would acquire in the proposed transaction would be equal to a percentage of the purchase price offered by Barrick to acquire Placer; in certain circumstances, Goldcorp would be responsible for a percentage of the expenses incurred by Barrick in connection with Barrick’s offer for Placer; in the event a break fee became payable to Barrick, it would be shared by the parties; and RBC Capital Markets and Merrill Lynch would act as financial advisors to both Barrick and Goldcorp.
Goldcorp did not participate in the negotiation or retainer of RBC Capital Markets or Merrill Lynch. All negotiations relating to the engagement of these advisors were undertaken and completed solely by Barrick. Goldcorp’s obligation in respect of the financial advisors retained by Barrick is limited to the reimbursement to Barrick of fees paid to the advisors. Subsequently, Goldcorp retained BMO Nesbitt Burns Inc. and GMP Securities Inc. to act as its financial advisors in connection with the purchase of the Assets from Barrick.
➢	During the period between October 13, 2005 to October 23, 2005, representatives of Barrick and Goldcorp held numerous meetings to discuss and negotiate a purchase price to be paid by Goldcorp for the Assets. The parties also negotiated the scope of the Placer assets to be included in the Assets. Representatives of Merrill Lynch and RBC Capital Markets were present for a portion of the October 13, 2005 meeting. Goldcorp did not, in the course of these negotiations, negotiate with Barrick in respect of the amount or nature of consideration to be paid to Placer shareholders in the Barrick Offer or the terms and conditions of the Barrick Offer.

➢	On October 19, 2005, Goldcorp received a first draft of the Agreement prepared by Barrick.

➢	On October 20, 2005, representatives of Goldcorp and Barrick as well as their respective legal counsel met to discuss the draft Agreement. The meeting included a presentation by Merrill Lynch and RBC Capital Markets on the proposed terms of the Barrick Offer.

➢	On October 23, 2005, a meeting of the Goldcorp Board of Directors was held to discuss the potential asset purchase contemplated by the Agreement. At the meeting, a presentation was made to the Goldcorp Board by Merrill Lynch. The Merrill Lynch presentation related to the sale of the Assets to Goldcorp and did not pertain to the Barrick Offer.

➢	Further meetings of the Goldcorp Board of Directors concerning the Agreement and the potential asset purchase contemplated by the Agreement were held on October 26, 28 and 29, 2005 . BMO Nesbitt Burns Inc. made a presentation relating to the sale of the Assets to Goldcorp to the Goldcorp Board of Directors on October 26, 2005.

Celeste M. Murphy
December 20, 2005

➢	On October 23, 2005, the Chief Executive Officer of Goldcorp advised a Barrick representative that the Board of Directors of Goldcorp had authorized Goldcorp to proceed with the Agreement and asset purchase contemplated by the Agreement.

➢	From October 24, 2005 to October 31, 2005, representatives of Goldcorp and Barrick met (both in person and by teleconference) to discuss and negotiate the Agreement, to continue to negotiate the purchase price to be paid by Goldcorp for the Assets, and to settle the form of press release. Although the Agreement contained a description of the terms of the Barrick Offer, these terms were not subject to negotiation between Goldcorp and Barrick.

➢	On October 31, 2005 the Barrick Offer was announced.
     The terms of the Barrick Offer were determined exclusively by Barrick including the offer price, the form of consideration to be offered to Placer shareholders and the conditions to the Barrick Offer. Interactions between Goldcorp and Barrick focused on the transactions contemplated by the Agreement. Clearly, the Barrick Offer plays a role in the Agreement; if the Barrick Offer is not completed, the sale of the Assets to Goldcorp cannot occur. Accordingly, the Agreement describes the terms of the Barrick Offer in sufficient detail to allow the parties to the Agreement to determine whether a key closing condition (the success of the Barrick Offer) has been fulfilled. Section 2.1(b) of the Agreement, which is discussed in detail below and which reiterates Barrick’s exclusive control of the terms of the Barrick Offer, is consistent with Barrick’s independent formulation of the terms of the Barrick Offer.
     In addition, the conduct of the parties to the Agreement from the public announcement of the Barrick Offer is consistent with Goldcorp’s very limited role in initiating, structuring and negotiating the Barrick Offer. The timing of the announcement of the Barrick Offer, the filing and mailing of the Barrick Offer and the subsequent extension of the Barrick Offer were determined solely by Barrick. Goldcorp’s participation in the preparation of the Take-over Bid Circular prepared by Barrick in connection with the Barrick Offer was limited to a review of the sections in which references are made to Goldcorp. Following the commencement of the Barrick Offer, Goldcorp did not participate in Barrick’s decision to make an application for a cease trade order under Section 161 of the Securities Act (British Columbia) in respect of the Placer shareholder rights plan. Goldcorp was not provided with any drafts of the application and its first notice that an application had been made was when it received a copy of the application forwarded by Barrick to the Ontario Securities Commission. Goldcorp was not consulted, nor did it in any way participate with Barrick in the negotiations which occurred between Placer and Barrick and which resulted in the withdrawal of the application and an agreement by Barrick to extend its offer to the Placer shareholders until January 16, 2006. Goldcorp has not otherwise participated in efforts by Barrick to apply for and obtain any other regulatory approvals required to complete the Barrick Offer.
•	Goldcorp does not and will not control the terms of the Barrick Offer.

Celeste M. Murphy
December 20, 2005

     Goldcorp has no control over the terms of the Barrick Offer. Under Section 2.1(b) of the Agreement, Barrick has exclusive control over, among other matters, the terms of the Barrick Offer:
Barrick shall have exclusive control, in its sole discretion, over all matters relating to the Bid, the Second Step Transaction and the Post-Completion Reorganization, including in respect of variations to the Bid, extensions of the Bid, termination or withdrawal of the Bid, determination of conditions of the Bid and satisfaction or waiver of such conditions and take-up of Placer Shares under the Bid.
Barrick may amend the terms of the Barrick Offer in its sole discretion, including amendments regarding the consideration to be offered to Placer shareholders and the expiration of the Barrick Offer.
     The Agreement provides that, in the event that Barrick increases the consideration offered to Placer shareholders under the Barrick Offer, Goldcorp may agree to an increase in the price of the Assets and retain its right to purchase the Assets upon fulfillment of the closing conditions contained in the Agreement. Alternatively, if Goldcorp rejects an increase in the price of the Assets, Goldcorp loses the right to purchase the Assets and Barrick will have the right to put the Assets to Goldcorp at the purchase price agreed to by Goldcorp in the Agreement for a specified period of time upon fulfillment of the closing conditions contained in the Agreement. This “call/put” arrangement is simply a mechanism for pricing the Assets and does not in any way impede Barrick’s ability to increase the consideration offered to Placer shareholders under the Barrick Offer. Regardless of whether the offer price is the original price or an increased price, Barrick has the right to sell the Assets to Goldcorp at the price agreed to in the Agreement. Barrick retains sole discretion to waive the conditions to the Barrick Offer. Barrick’s rights to modify the terms of the Barrick Offer are not subject to Goldcorp’s approval.
•	Goldcorp is neither providing financing nor playing a primary role in obtaining financing.
     Barrick is offering Placer shareholders a combination of Barrick stock and cash in the Barrick Offer. We understand from the Take-over Bid Circular filed as Exhibit 1.1 to Barrick’s Tender Offer Statement on Schedule TO-T filed with respect to the Barrick Offer that Barrick intends to finance the cash portion of the consideration to be paid to Placer shareholders from cash, cash-equivalents and draw-downs on an existing credit facility. Goldcorp will not provide any of the consideration to be received by Placer shareholders in the Barrick Offer, nor did Goldcorp play any role in obtaining the credit facility from which Barrick may draw to finance the cash component of consideration to be paid in the Barrick Offer. Barrick has disclosed in the Take-over Bid Circular, its intent to use the proceeds from the sale of Assets to repay amounts drawn on the Barrick credit facility. We note that (1) any proceeds from the sale of Assets will not be received by Barrick until after Barrick has taken up and paid for all Placer shares tendered in the Barrick Offer and completed a reorganization of certain of the Assets, (2) there

Celeste M. Murphy
December 20, 2005

is not requirement in the Agreement regarding Barrick’s use of any proceeds from the sale of Assets to Goldcorp and (3) the sale of Assets by Barrick to Goldcorp pursuant to the Agreement may not be completed even if the Barrick Offer is successful.
     We note that although the Agreement provides that Goldcorp will reimburse Barrick for certain expenses incurred in connection with the Barrick Offer, these expenses are not payable in all circumstances, including where Barrick completes the acquisition of Placer and the sale of the Assets to Goldcorp is not completed for any reason other than a breach by Goldcorp of the Agreement. From the perspective of Goldcorp, sharing of certain expenses pursuant to the Agreement is intended to reimburse Barrick for its acquisition cost of the Assets.
•	Goldcorp is not acting together with Barrick in any significant manner in making the Barrick Offer.
     Goldcorp will not acquire any shares of Placer in the Barrick Offer and will not pay any consideration to Placer shareholders who tender shares in the Barrick Offer. The Agreement contains certain customary deal-protection measures, including exclusivity covenants between Goldcorp and Barrick and covenants of the parties to “cooperate in all reasonable respects” with each other, related to the transactions contemplated by the Agreement. As described above, Barrick has exclusive control over the conduct of the Barrick Offer and has sole discretion to modify the terms of the Barrick Offer.
•	Goldcorp does not directly or indirectly control Barrick. Goldcorp did not form Barrick or cause Barrick to be formed.
     Goldcorp and Barrick are each publicly-traded corporations whose securities trade on the Toronto Stock Exchange and the New York Stock Exchange. Neither Barrick nor Goldcorp is an “affiliate” (as such term is defined in the Exchange Act) of the other. Goldcorp and Barrick do not have any common directors.
2.	Comment: We bring your attention to the requirement that any communications made in connection with an offer registered under the Securities Act of 1933 need be filed as Form 425 filings pursuant to Rule 14d-2 under the Exchange Act. In this regard, we note that Goldcorp issued a press release and held an analysts’ call, available via web cast on Goldcorp’s website on the date the offer was announced, each of which would constitute ''written communications” relating to the offer that, if Goldcorp is deemed to be a “bidder”, would be required to be filed with the Commission. In addition, it appears that Ian Telfer, President and CEO of Goldcorp, has made numerous communication regarding his assessment of the merits of the offer and the likelihood of alternatives emerging. Please file all communications made by Goldcorp and its representatives and provide us with a complete list of such communications made to date and required Form 425 filings.
     Response: For the reasons discussed in the response to Comment 1, we do not believe that Goldcorp is a bidder in the Barrick Offer under Exchange Act Rule 14d-1(g)(2).

Celeste M. Murphy
December 20, 2005

Accordingly, if Goldcorp is not a bidder, its written communications with respect to the Barrick Offer are not required to be filed with the Commission under Exchange Act Rule 14d-2.
* * * * *
     We believe that this letter responds completely to all of issues raised in the Comment Letter. If you have any questions regarding this letter, please feel free to contact me at (612) 492-6134 or Gil Cornblum at (416) 367-7373.
Very truly yours,
           Jonathan A. Van Horn

cc:	Anna Tudela (Goldcorp Inc.)
Gil Cornblum (Dorsey & Whitney LLP)
Paul Stein (Cassels Brock & Blackwell LLP)
Mark Bennett (Cassels Brock & Blackwell LLP)